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                             February 2, 2023

       Emi Kigo
       Capital Strategy and Affiliated Companies Finance Division
       TOYOTA MOTOR CORP/
       1 Toyota-cho, Toyota City
       Aichi Prefecture 471-8571
       Japan

                                                        Re: TOYOTA MOTOR CORP/
                                                            Form 20-F for the
Year Ended March 31, 2022
                                                            File No. 001-14948

       Dear Emi Kigo:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended March 31, 2022

       Item 4. Information on the Company
       4.B Business Overview, page 6

   1. We note from your disclosures Russia is considered a principal European market and that you also have
manufacturing facilities to produce automobiles and related components located in Russia. We
also note in September 2022 Toyota announced it decided to end vehicle manufacturing
in Russia. Please describe the direct or indirect impact of Russia   s
                                                        invasion of Ukraine on
your business. In addition, please also consider any impact:
                                                            resulting from
sanctions, limitations on obtaining relevant government approvals, currency exchange
limitations, or export or capital controls, including the impact of any risks that may
impede your ability to sell assets located in Russia, Belarus, or
                                                            Ukraine, including
due to sanctions affecting potential purchasers;
                                                            resulting from the
reaction of your investors, employees, customers, and/or other stakeholders to any
action or inaction arising from or relating to the invasion,
 Emi Kigo
TOYOTA MOTOR CORP/
February 2, 2023
Page 2
           including the payment of taxes to the Russian Federation; and
             that may result if Russia or another government nationalizes your assets or operations in Russia, Belarus, or Ukraine.

      If the impact is not material, please explain why.
2. Additionally, please also consider disclosing the risk that the Russian government may nationalize your assets and quantifying the potential impact to your financial statements, if material.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact SiSi Cheng at 202-551-5004 or Jean Yu at 202-551-3305 with any questions.



                                                            Sincerely,
FirstName LastNameEmi Kigo
                                                            Division of
Corporation Finance
Comapany NameTOYOTA MOTOR CORP/
                                                            Office of
Manufacturing
February 2, 2023 Page 2
cc:       Masahisa Ikeda
FirstName LastName